EDAP TMS S.A. REPORTS 2002 FIRST QUARTER FINANCIAL RESULTS
- Strong European Acceptance of Ablatherm -
- Substantial Backlog for Core Lithotripsy Products -

Vaulx-en-Velin, France, May 15, 2002 - EDAP TMS S.A. (Nasdaq: EDAP), a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today reported financial results for the first quarter ended March 31, 2002.

EDAP TMS S.A. reported total revenues of EUR 5.1 million (USD 4.4 million) for the first quarter of 2002, compared to EUR 5.7 million (USD 5.2 million) for the first quarter 2001. Net sales were EUR 5.0 million (USD 4.3 million) compared to EUR 5.6 million (USD 5.1 million) for the same period a year earlier. The Company attributed the decline in revenues and net sales to the impact of transferring certain TUMT related manufacturing to Urologix in August of 2001.

Gross profit was EUR 2.2 million (USD 1.9 million) as compared to EUR 2.4 million (USD 2.2 million) in the first quarter of 2001. The Company reported an operating loss for the three months ended March 31, 2002, of EUR 0.7 million (USD 0.6 million), compared to a loss of EUR 0.3 million (USD 0.3 million) for the three months ending March 31, 2001. The Company recorded a net profit of EUR 1.2 million (USD 1.0 million) or EUR 0.14 per diluted share (USD 0.12), as compared with a net profit of EUR 0.2 million (USD 0.2 million) or EUR 0.02 per diluted share (USD 0.02), for the same quarter of the prior year. The net profit for the quarter is directly attributable to income generated from the sale of common stock acquired in connection with the sale of the TUMT division.

Eric Simon, EDAP's Chief Executive Officer, commented, "Our results in the first quarter of 2002 are in line with our expectations and we believe that it places the Company in a good position to meet the guidance we provided during our 2001 fiscal year end report. At that time, we stated that in 2002 the Company expects to double our 2001 Ablatherm related revenues of EUR 1.6 million. In this quarter, we generated EUR 1.2 million related to our HIFU business, including the sale of two units in Europe. To date, the acceptance and recognition of Ablatherm in Europe has been very successful.

"Our total lithotripsy business, including the sale of four units during the quarter, contributed EUR 3.2 million to our total revenues. This business has a substantial backlog which is scheduled to be delivered over the balance of the year and includes our first Sonolith Praktis order in the United States.

"Finally, as a follow-up to the status of the Ablatherm primary protocol, after an initial meeting with a representative of the AUA, and prior to the Company's meeting with the FDA we are optimistic that the FDA will be receptive to a resubmission of a protocol that is acceptable to the Company," concluded Mr. Simon.

Separately, the Company announced that it will be exhibiting this year at the AUA meeting in Orlando, Florida beginning on May 26, 2002. Representatives of EDAP will be available at the Company's booth (Booth #821) to meet with interested parties and review the product lines.

EDAP TMS S.A., is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.

EDAP TMS S.A. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars, except per share data)
	Three Months Ended :		Three Months Ended :
	March 31, 2002 Euros	March 31, 2001 Euros	March 31, 2002 $US	March 31, 2001 $US
Net sales of medical equipment	2,548	1,777	2,205	1,618
Net sales of spare parts, supplies and services	2,455	3,845	2,125	3,501

NET SALES	5,003	5,622	4,330	5,119
Other revenues	77	74	67	68

TOTAL REVENUES	5,080	5,696	4,397	5,187
Cost of sales	(2,926)	(3,291)	(2,533)	(2,996)

GROSS PROFIT	2,154	2,405	1,864	2,191
Research & development expenses	(779)	(905)	(674)	(824)
S, G & A expenses	(2,087)	(1,813)	(1,807)	(1,650)

Total operating expenses	(2,866)	(2,718)	(2,481)	(2,474)

OPERATING PROFIT (LOSS)	(712)	(313)	(617)	(283)
Interest (expense) income, net	64	(39)	55	(35)
Currency exchange gains (loss), net	(28)	663	(23)	603
Other income (loss), net	2,039	71	1,765	65

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	1,363	382	1,180	350
Income tax (expense) credit	(204)	(204)	(177)	(186)

NET INCOME (LOSS)	1,159	178	1,003	164

Earning per share - Basic	0.15	0.02	0.13	0.02
Average number of shares used in computation of EPS	7,740,106	7,784,850	7,740,106	7,784,850
Earning per share - Diluted	0.14	0.02	0.12	0.02
Average number of shares used in computation of EPS	8,220,735	8,083,258	8,220,735	8,083,258

NOTE: Translated for convenience of the reader to U.S. dollars at the year 2002 average three months noon buying rate of 1 Euro = 0.8656 USD, and year 2001 average three months noon buying rate of 1 Euro = 0.9105 USD.

EDAP TMS S.A. CONSOLIDATED BALANCE SHEETS HIGHLIGHTS (UNAUDITED) (Amounts in thousands of Euro's and U.S. Dollars)
	March 31, 2002 Euro	December 31, 2001 Euros	March 31, 2002 $US	December 31, 2001 $US
Cash, cash equivalents and short term investments	20,061	19,361	17,487	17,233
Investments available for sale	2,022	9,686	1,763	8,622
Total assets	45,840	53,114	39,958	47,277
Shareholders' Equity	35,516	38,909	30,959	34,633

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 0.8717 USD, on March 31, 2002 and at the noon buying rate of 1 Euro = 0.8901 USD, on December 31, 2001.